United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 11, 2002

UTi Worldwide Inc.

(Translation of registrant’s name into English)

9 Columbus Centre, Pelican Drive Road Town, Tortola British Virgin Islands	c/o UTi, United States, Inc. 19443 Laurel Park Road, Suite 111 Rancho Dominguez, CA 90220 USA
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

REPORT OF FOREIGN PRIVATE ISSUER
Information About Standard
Safe Harbor Statement
EXHIBIT LIST
SIGNATURES
EX-99.1

REPORT OF FOREIGN PRIVATE ISSUER
October 11, 2002

On October 11, 2002, UTi Worldwide Inc., a British Virgin Islands corporation (“UTi” or the “Company”), through one of its indirect subsidiaries, acquired all of the outstanding capital stock (the “Stock”) of Standard Corporation, a South Carolina corporation (“Standard”), pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Standard and its shareholders Samuel Clarke, Jr., Claude M. Walker, Jr. and James H. Walker (collectively, the “Sellers”). Pursuant to the terms of the Stock Purchase Agreement, the Company acquired the Stock in exchange for an initial payment of $45.5 million in cash and 164,384 UTi restricted ordinary shares subject to adjustment based on Standard’s net tangible assets. In addition to the initial payment, the Stock Purchase Agreement provides for the Sellers to be able to receive future payments based on the future performance of Standard, which may total up to $12.5 million.

The Stock Purchase Agreement, including the purchase price, was negotiated at arm’s length between the Company and the Sellers. The sources of the consideration used to acquire the Stock were internal funds and ordinary shares of UTi. The Stock Purchase Agreement contained representations, warranties, covenants and indemnities customary for transactions of this nature. There was no material relationship between the Sellers and the Company, any of its affiliates, directors or officers or any associate of any director or officer of the Company. The ordinary shares were issued in a private transaction exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof.

Among other things, the Stock Purchase Agreement provides for escrow agreements to be entered into at the closing for the purposes of securing the indemnification obligations of the Sellers and disbursing certain payments, if any, to be made by the Company to the Sellers based upon future performance of Standard. In connection with the Stock Purchase Agreement, the Sellers entered into noncompetition agreements.

Standard’s assets and liabilities will be recorded at their estimated fair values as of the date of acquisition and the Company expects to assign a value to certain customer contracts, which will be amortized over the remaining period of the contracts.

Information About Standard

Standard is a third party logistics provider of contract logistics services and outsourced solutions in warehousing and distribution, transportation, information technology and manufacturing support. Standard currently operates more than 10 million square feet of warehousing and distribution space at 49 sites located in 12 different states. For the foreseeable future, the Company intends to continue operating the business under the Standard company name.

Standard reported revenues of approximately $120 million for the fiscal year ended July 31, 2002, which revenues were split approximately 88% from contract logistics and 12% from other activities. Of such annual revenues, approximately $29 million, $26 million, $30 million and $35 million were recognized for the quarterly periods ended October 31, 2001, January 31, 2002, April 30, 2002 and July 31, 2002.

Standard had total expenses of approximately $116 million for the fiscal year ended July 31, 2002. The largest component of these expenses was staff costs, and for the fiscal year ended July 31, 2002 Standard had a similar ratio of staff costs to net revenues as that of UTi’s Americas region of approximately 58%. Standard's historical results are not necessarily indicative of future results and Standard's operating results are subject to a variety of risks and uncertainties.

Safe Harbor Statement

Certain statements in this Report may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends that all such statements be subject to the “safe-harbor” provisions contained in those sections. Such statements may include, but are not limited to, the Company’s discussion of its growth strategy and integration of acquisitions. Many important factors may cause the Company’s actual results to differ materially from those discussed in any such forward-looking statements, including increased competition; the effects of changes in foreign exchange rates; changes in the Company’s effective tax rates; industry consolidation making it more difficult to compete against larger companies; general economic, political and market conditions, including inventory build-up, economic slowdowns and consumer confidence; work stoppages or other material interruptions in transportation services; risks of international operations; the success and effects of new strategies; disruptions caused by conflicts, wars and terrorism; and the other risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission. In addition, the Company’s transaction with Standard involves special risks and uncertainties associated with acquisitions which are also described in the Company’s filings with the Securities and Exchange Commission and incorporated herein by reference.

Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi’s objectives or plans will be achieved. The historical results achieved by the Company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT LIST

Exhibit	Description

99.1	News Release Dated October 11, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTi Worldwide Inc.

Date: October 14, 2002	By:	/s/ Lawrence R. Samuels

Lawrence R. Samuels Chief Financial Officer